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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                           (AMENDMENT NO. ___1_____)*

                                   eLOT, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     COMMON STOCK, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   290143 10 6
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                Edward R. Curtin, Esq.
                PlasmaNet,Inc. Suite 2435
                New York, New York 10170
                (212)931-6760
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                June 8, 2001 original filing date, July 24, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

            CUSIP No. ....290143 10 6 ..............................

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

        PlasmaNet,.Inc
        IRS ID. No. 13-4037944..................................................
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)
        (b)
--------------------------------------------------------------------------------
3.      SEC Use Only ...........................................................
--------------------------------------------------------------------------------
4.      Source of Funds (See Instructions) .OO .................................
--------------------------------------------------------------------------------
5.      Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
        2(d) or 2(e)............................................................
--------------------------------------------------------------------------------
6.      Citizenship or Place of Organization ..... Delaware...Corporation.......
--------------------------------------------------------------------------------
Number of       7.      Sole Voting Power               10,957,075
Shares          ----------------------------------------------------------------
Beneficially    8.      Shared Voting Power .......none.......
Owned by        ----------------------------------------------------------------
Each            9.      Sole Dispositive Power....... 10,957,075................
Reporting       ----------------------------------------------------------------
Person With     10.     Shared Dispositive Power      none
--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person  10,957,075
--------------------------------------------------------------------------------
12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares
        (See Instructions) ..........N/A....
--------------------------------------------------------------------------------

13.     Percent of Class Represented by Amount in Row (11) .12.96... %
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)
        ................CO......................................................
        ........................................................................
        ........................................................................
        ........................................................................

ITEM 1. SECURITY AND ISSUER

This Schedule 13D relates to the common stock (the "Common Stock") of eLOT, Inc, the "Issuer". Issuer has indicated on its Annual Report on Form 10-K for its fiscal year ended December 31, 2000 that the Common Stock has been registered pursuant to Section 12 (g) of the Securities Exchange Act of 1934, as amended. Issuer's principal executive offices are located at 301 Merritt Corporate Park, Norwalk, Connecticut 06851.

On June 13, 2000, PlasmaNet, Inc. acquired 100,000 shares of Issuer's Common Stock pursuant to an Asset Purchase Agreement and an additional 1,500,000 shares of Issuer's Common Stock pursuant to a Strategic Cooperation Agreement. On June 8, 2001, PlasmaNet acquired 11,100,000 million shares of Issuer's Common Stock pursuant to Amendment No. 1 to the Strategic Cooperation Agreement.

ITEM 2. IDENTITY AND BACKGROUND

        This Schedule 13D is filed on behalf of PlasmaNet, Inc.

        PlasmaNet, a corporation incorporated under the laws of the state of Delaware, has its principal business address at 420 Lexington Avenue, Suite 2435, N.Y., N.Y. 10170.

        The names, addresses, citizenships and principal occupations or employments of the directors and executive officers of PlasmaNet are set forth in Annex A attached hereto.

        Neither PlasmaNet, nor, to the best knowledge of PlasmaNet, any person identified on Annex A during the past five years has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.

        No directors or executive officers of PlasmaNet during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

        PlasmaNet acquired 11,100,000 shares pursuant to Amendment No. 1 of the Strategic Cooperation Agreement between Issuer and PlasmaNet dated June 8, 2001, in consideration for fulfillment of certain obligations to Issuer prior to March 31, 2001 and pursuant to Strategic Cooperation Agreement between Issuer and PlasmaNet dated June 8, 2000 (the "Strategic Cooperation Agreement").

ITEM 4. PURPOSE OF TRANSACTION

        The purpose of PlasmaNet's acquisition of the Issuer's securities was in consideration for the fulfillment of certain obligations to Issuer prior to March 31, 2001 pursuant to the Strategic Cooperation Agreement and in exchange for certain indebtedness of Issuer to PlasmaNet. PlasmaNet acquired securities of the Issuer for investment purposes and may, depending upon then current events, including without limitation, then current market conditions, the Issuer's results of operations, and the then current business climate, decide to increase or decrease its equity position in the Issuer.

        Additionally, on June 8, 2001, PlasmaNet and Issuer entered into an Asset Purchase Agreement pursuant to which PlasmaNet agreed to sell its "FreeWorldLottery.com" website to the Issuer in exchange for one (1) share of Issuer's Series A Preferred Stock which is convertible into up to 22,700,000 additional shares of Issuer's Common Stock, subject to certain income distribution tests and other contingencies being met. The closing of this transaction is subject to the approval of Issuer's shareholders.

        The Issuer and PlasmaNet also entered into three Registration Rights Agreements regarding the shares of Common Stock issued pursuant to the Strategic Cooperation Agreement, and Common Stock issued pursuant to the Strategic Cooperation Agreement, the Amended Strategic Cooperation Agreement, and Common Stock issuable pursuant to the Asset Purchase Agreement. See Exhibit 5; Exhibit 7, and Exhibit 8.

        Additionally, the Issuer and PlasmaNet entered into a Management Agreement on June 8, 2001, pursuant to which PlasmaNet agreed to provide certain management services with respect to the FreeWorldLottery.com website on behalf of the Issuer.




5. INTEREST IN SECURITIES OF THE ISSUER

        (a) PlasmaNet is the beneficial owner of 10,957,075 shares of Common Stock, representing approximately 12.96 % of the class of securities. Kevin J. Aronin, PlasmaNet's Chairman and CEO is the beneficial owner of 61.96% of PlasmaNet's issued and outstanding common stock, and as such may be deemed to be the beneficial owner of the shares of Issuer's Common Stock owned by PlasmaNet. Mr. Aronin has disclaimed beneficial ownership of the Issuer's Common Stock owned by PlasmaNet.

        (b) PlasmaNet has the sole power to vote and dispose of the 10,957,075 shares beneficially owned by it.

        (c) Schedule 5 (c) annexed hereto sets forth all transactions of PlasmaNet in the Issuer's Common Stock during the past sixty days.

        (d)     Not applicable.

        (e)     Not applicable

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        On June 8, 2001, PlasmaNet and Issuer entered into Amendment No. 1 to Strategic Cooperation Agreement amending the Strategic Cooperation Agreement dated June 8, 2000, pursuant to which Issuer issued 11,100,000 shares of Common Shares to PlasmaNet as consideration for referrals of unique users to Issuer's website, in addition to 1,600,000 shares of Issuer's Common Stock previously issued to PlasmaNet pursuant to the Strategic Cooperation Agreement. The Issuer and PlasmaNet have also entered into certain Registration Rights Agreements with respect to such shares (see Item 7).


        MATERIAL TO BE FILED AS EXHIBITS




ITEM 7. Exhibit 1 - Amendment No. 1 to Strategic Cooperation Agreement, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), Elottonet, inc. ("Buyer") and PlasmaNet, Inc. ("Seller"). (Filed with original Schedule 13D on June 19, 2001 and so is therefore deemed incorporated by reference.)

        Exhibit 2 -Strategic Cooperation Agreement, dated as of June 8, 2000, by and between eLOT, Inc. ("Parent"), Elottonet, inc. ("Buyer") and PlasmaNet, Inc. ("Seller"). (Filed with original Schedule
        13D on June 19, 2001 and so is therefore deemed incorporated by reference.)

        Exhibit 3- Asset Purchase Agreement, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller"). (Filed with original Schedule 13D on June 19, 2001 and so is therefore deemed incorporated by reference.)

        Exhibit 4- Management Agreement, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller"). (Filed with original Schedule 13D on June 19, 2001 and so is therefore deemed incorporated by reference.)

        Exhibit 5 - Registration Rights Agreement, undated, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller") (this document is labeled Exhibit B). (Filed with original Schedule 13D on June 19, 2001 and so is therefore deemed incorporated by reference.)

        Exhibit 6 - Summary Term Sheet of Parent Series A Preferred Stock, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller"). (Filed with original Schedule 13D on June 19, 2001 and so is therefore deemed incorporated by reference.)

        Exhibit 7 - Registration Rights Agreement, dated as of June 8, 2001, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller"). (Filed with original Schedule 13D on June 19, 2001 and so is therefore deemed incorporated by reference.)

        Exhibit 8 - Registration Rights Agreement, dated as of June 8, 2000, by and between eLOT, Inc. ("Parent"), and PlasmaNet, Inc. ("Seller"). (Filed with original Schedule 13D on June 19, 2001 and so is therefore deemed incorporated by reference.)



                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


--------------------------------------------------------------------------------
Date

                  July 24, 2001
--------------------------------------------------------------------------------
Signature

                /s/ Edward R. Curtin
--------------------------------------------------------------------------------
Name/Title Edward R. Curtin, Senior V.P., & General Counsel of PlasmaNet, Inc. on behalf of PlasmaNet, Inc.

            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

Annex A
Item 1. Security and Issuer.
Common stock
ELOT, Inc.
301 Merritt Corporate Park
Norwalk, CT.  06851

Item 2. Identity and Background
Schedule 13D

        (a) Kevin J. Aronin
        (b) PlasmaNet, Inc.
            420 Lexington Avenue
            Suite 2435
            New York, New York 10170
        (c) CEO, Chairman of the Board and Director of PlasmaNet, Inc.
        (a) Thomas P. Kriz
        (b) PlasmaNet, Inc.
                420 Lexington Avenue
                Suite 2435
                New York, New York 10170
        (c) CFO, Treasurer, Secretary and Director of PlasmaNet, Inc.


        (a) Edward R. Curtin
        (b) PlasmaNet, Inc.
                420 Lexington Avenue
                Suite 2435
                New York, New York 10170
        (c) Senior Vice President, General Counsel of PlasmaNet, Inc.
        (a) Richard Pape
        (b) PlasmaNet, Inc.
                420 Lexington Avenue
                Suite 2435
                New York, New York 10170
        (c) Director of PlasmaNet, Inc., President and COO of Freelotto Phone, Inc. a telecommunications division of PlasmaNet, Inc.,


        (a) Rodney Joffe
                President of Centergate Research Group LLC.
                4627 E Sanna Street
                Phoenix, Arizona 85028
        (b) Director of PlasmaNet, Inc.

        (a) Ronald Utterback
                Manhattan Associates
                Senior Director of Channel Development
        (b) Director of PlasmaNet, Inc.

ELOT INC. (ELOTC) TRANSACTIONS BY PLASMANET, INC.
PERIOD FROM 5-24-2001 TO 7-23-2001


      DATE             ACTION            QTY     SYMBOL            DESC            PRICE         AMOUNT       COMM
      ----             ------            ---     ------            ----            -----         ------       ----
     6/11/01            Sell           1,000      ELOTC          eLot, Inc         0.68          659.57       20.40
     6/11/01            Sell           4,000      ELOTC          eLot, Inc         0.68        2,638.30       81.60
     6/11/01            Sell             100      ELOTC          eLot, Inc         0.72           69.83        2.16
     6/11/01            Sell             100      ELOTC          eLot, Inc         0.72           69.83        2.16
     6/11/01            Sell           1,000      ELOTC          eLot, Inc         0.72          698.37       21.60
     6/11/01            Sell           1,800      ELOTC          eLot, Inc         0.72        1,257.07       38.88
     6/11/01            Sell           6,200      ELOTC          eLot, Inc         0.72        4,329.93      133.92
     6/12/01            Sell           2,000      ELOTC          eLot, Inc         0.57        1,105.76       34.20
     6/12/01            Sell           3,000      ELOTC          eLot, Inc         0.57        1,658.64       51.30
     6/12/01            Sell             300      ELOTC          eLot, Inc         0.58          144.04       29.95
     6/12/01            Sell             900      ELOTC          eLot, Inc         0.58          506.32       15.66
     6/12/01            Sell           1,100      ELOTC          eLot, Inc         0.58          618.83       19.14
     6/28/01            Sell             100      ELOTC          eLot, Inc         0.31           30.06        0.93
     6/28/01            Sell             100      ELOTC          eLot, Inc         0.31           30.06        0.93
     6/28/01            Sell             300      ELOTC          eLot, Inc         0.31           90.20        2.79
     6/28/01            Sell             500      ELOTC          eLot, Inc         0.31          150.34        4.65
     6/28/01            Sell             500      ELOTC          eLot, Inc         0.31          150.34        4.65
     6/28/01            Sell             500      ELOTC          eLot, Inc         0.31          150.34        4.65
     6/28/01            Sell             700      ELOTC          eLot, Inc         0.31          210.48        6.51
     6/28/01            Sell           1,000      ELOTC          eLot, Inc         0.31          300.68        9.30
     6/28/01            Sell           2,300      ELOTC          eLot, Inc         0.31          691.58       21.39
     6/28/01            Sell           4,200      ELOTC          eLot, Inc         0.31        1,262.89       39.06
     6/28/01            Sell           5,000      ELOTC          eLot, Inc         0.31        1,503.44       46.50
     6/28/01            Sell           5,000      ELOTC          eLot, Inc         0.31        1,503.44       46.50
     6/28/01            Sell           5,000      ELOTC          eLot, Inc         0.31        1,503.44       46.50
     6/28/01            Sell           5,000      ELOTC          eLot, Inc         0.31        1,503.44       46.50
     6/28/01            Sell           5,100      ELOTC          eLot, Inc         0.31        1,533.51       47.53
     6/28/01            Sell           5,100      ELOTC          eLot, Inc         0.31        1,533.51       47.43
     6/28/01            Sell           6,600      ELOTC          eLot, Inc         0.31        1,984.55       61.38
     6/28/01            Sell          22,500      ELOTC          eLot, Inc         0.32        6,873.41      326.35
     6/28/01            Sell             500      ELOTC          eLot, Inc         0.33          157.74        7.25
     6/29/01            Sell             500      ELOTC          eLot, Inc         0.36          172.50        7.49
     6/29/01            Sell           1,500      ELOTC          eLot, Inc         0.36          517.52       22.46
     7/2/01             Sell          10,100      ELOTC          eLot, Inc         0.34        3,330.86      103.02
     7/2/01             Sell             500      ELOTC          eLot, Inc         0.36          173.75        6.24
     7/2/01             Sell             500      ELOTC          eLot, Inc         0.34          164.89        5.10
     7/2/01             Sell           3,000      ELOTC          eLot, Inc         0.34          989.36       30.60
     7/2/01             Sell             500      ELOTC          eLot, Inc         0.34          164.89        5.10
     7/2/01             Sell             500      ELOTC          eLot, Inc         0.34          164.89        5.10
     7/2/01             Sell             500      ELOTC          eLot, Inc         0.34          164.89        5.10
     7/2/01             Sell           2,000      ELOTC          eLot, Inc         0.34          659.57       20.40
     7/2/01             Sell           5,000      ELOTC          eLot, Inc         0.34        1,648.94       51.00
     7/2/01             Sell           4,400      ELOTC          eLot, Inc         0.34        1,451.07       44.88
     7/2/01             Sell           1,900      ELOTC          eLot, Inc         0.36          660.26       23.71
     7/2/01             Sell           3,800      ELOTC          eLot, Inc         0.34        1,253.19       38.76
     7/2/01             Sell           9,600      ELOTC          eLot, Inc         0.34        3,465.97       97.92
     7/3/01             Sell             500      ELOTC          eLot, Inc         0.32          155.19        4.80
     7/3/01             Sell           5,000      ELOTC          eLot, Inc         0.32        1,551.94       48.00
     7/3/01             Sell           9,100      ELOTC          eLot, Inc         0.32        2,824.54       87.36
     7/3/01             Sell           1,100      ELOTC          eLot, Inc         0.32          341.42       10.56
     7/3/01             Sell           2,000      ELOTC          eLot, Inc         0.32          620.77       19.02
     7/3/01             Sell             100      ELOTC          eLot, Inc         0.32           24.50        7.49
     7/3/01             Sell             300      ELOTC          eLot, Inc         0.32           73.53       22.46
     7/3/01             Sell             500      ELOTC          eLot, Inc         0.32          155.19        4.80
     7/3/01             Sell             500      ELOTC          eLot, Inc         0.32          155.19        4.80
     7/3/01             Sell           1,600      ELOTC          eLot, Inc         0.32          496.62       15.36
     7/5/01             Sell           4,000      ELOTC          eLot, Inc         0.32        1,241.55       38.40
     7/5/01             Sell             500      ELOTC          eLot, Inc         0.32          155.19        4.80
     7/5/01             Sell           2,500      ELOTC          eLot, Inc         0.32          775.97       24.00
     7/5/01             Sell             100      ELOTC          eLot, Inc         0.32           31.03        0.96
     7/5/01             Sell             500      ELOTC          eLot, Inc         0.32          155.19        4.80
     7/5/01             Sell             100      ELOTC          eLot, Inc         0.32           31.03        0.96
     7/5/01             Sell             600      ELOTC          eLot, Inc         0.32          186.23        5.76
     7/5/01             Sell             200      ELOTC          eLot, Inc         0.32           62.07        1.92
     7/5/01             Sell           1,300      ELOTC          eLot, Inc         0.32          403.50       12.48
     7/6/01             Sell             500      ELOTC          eLot, Inc         0.30          145.49        4.50

     7/6/01             Sell           1,300      ELOTC          eLot, Inc         0.30          378.28       11.70
     7/6/01             Sell             500      ELOTC          eLot, Inc         0.30          145.49        4.50
     7/6/01             Sell           3,000      ELOTC          eLot, Inc         0.31          902.06       27.90
     7/6/01             Sell          16,800      ELOTC          eLot, Inc         0.30        4,888.63      151.20
     7/6/01             Sell           3,200      ELOTC          eLot, Inc         0.31          962.20       29.76
     7/6/01             Sell          29,983      ELOTC          eLot, Inc         0.30        8,724.75      269.85
     7/6/01             Sell          27,700      ELOTC          eLot, Inc         0.30        8,060.42      249.30
     7/6/01             Sell             500      ELOTC          eLot, Inc         0.31          150.34        4.65
     7/9/01             Sell             600      ELOTC          eLot, Inc         0.23          133.80        4.19
     7/9/01             Sell          50,042      ELOTC          eLot, Inc         0.27       13,105.54      405.34
     7/9/01             Sell             500      ELOTC          eLot, Inc         0.27          130.94        4.05
     7/9/01             Sell           9,900      ELOTC          eLot, Inc         0.23        2,208.37       68.55
     7/9/01             Sell           8,700      ELOTC          eLot, Inc         0.26        2,194.06       67.86
     7/9/01             Sell             500      ELOTC          eLot, Inc         0.27          130.94        4.05
     7/9/01             Sell           5,000      ELOTC          eLot, Inc         0.23        1,115.02       34.94
     7/9/01             Sell           5,000      ELOTC          eLot, Inc         0.27        1,309.45       40.50
     7/9/01             Sell          20,078      ELOTC          eLot, Inc         0.25        4,868.74      150.59
     7/9/01             Sell          20,097      ELOTC          eLot, Inc         0.24        4,682.69      140.42
     7/9/01             Sell          14,200      ELOTC          eLot, Inc         0.26        3,581.11      110.76
     7/9/01             Sell           7,300      ELOTC          eLot, Inc         0.23        1,627.93       51.01
     7/9/01             Sell           8,000      ELOTC          eLot, Inc         0.23        1,784.03       55.90
     7/9/01             Sell             500      ELOTC          eLot, Inc         0.25          121.24        3.75
     7/9/01             Sell             500      ELOTC          eLot, Inc         0.24          116.50        3.49
     7/9/01             Sell           5,000      ELOTC          eLot, Inc         0.25        1,212.45       37.50
     7/9/01             Sell          12,000      ELOTC          eLot, Inc         0.23        2,676.81       83.09
     7/9/01             Sell           2,800      ELOTC          eLot, Inc         0.26          706.13       21.84
     7/9/01             Sell           5,000      ELOTC          eLot, Inc         0.24        1,165.34       34.62
     7/9/01             Sell          32,000      ELOTC          eLot, Inc         0.23        7,138.19      221.56
     7/9/01             Sell           9,400      ELOTC          eLot, Inc         0.23        2,096.24       65.68
     7/9/01             Sell           3,500      ELOTC          eLot, Inc         0.23          780.52       24.45
     7/9/01             Sell           5,000      ELOTC          eLot, Inc         0.23        1,115.02       34.94
     7/9/01             Sell             500      ELOTC          eLot, Inc         0.25          121.53        3.46
     7/9/01             Sell           1,000      ELOTC          eLot, Inc         0.23          223.00        6.99
     7/9/01             Sell          10,000      ELOTC          eLot, Inc         0.23        2,230.05       69.87
     7/9/01             Sell          43,000      ELOTC          eLot, Inc         0.26       10,844.00      335.40
     7/9/01             Sell             500      ELOTC          eLot, Inc         0.23          111.50        3.49
     7/9/01             Sell             500      ELOTC          eLot, Inc         0.26          126.09        3.90
     7/9/01             Sell          10,000      ELOTC          eLot, Inc         0.23        2,230.68       69.24
     7/9/01             Sell           6,000      ELOTC          eLot, Inc         0.23        1,338.41       41.54
     7/9/01             Sell             500      ELOTC          eLot, Inc         0.26          126.09        3.90
     7/10/01            Sell          30,000      ELOTC          eLot, Inc         0.24        6,960.00      239.50
     7/10/01            Sell          10,000      ELOTC          eLot, Inc         0.21        2,024.00       75.15
     7/10/01            Sell          24,700      ELOTC          eLot, Inc         0.22        5,249.74      184.07
     7/10/01            Sell          20,056      ELOTC          eLot, Inc         0.24        4,628.80      184.47
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.22           80.47       29.52
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.21          101.23        3.76
     7/10/01            Sell          18,000      ELOTC          eLot, Inc         0.22        3,825.72      134.14
     7/10/01            Sell           1,000      ELOTC          eLot, Inc         0.21          202.48        7.51
     7/10/01            Sell             900      ELOTC          eLot, Inc         0.21          182.23        6.76
     7/10/01            Sell             100      ELOTC          eLot, Inc         0.22           16.09        5.90
     7/10/01            Sell          12,700      ELOTC          eLot, Inc         0.21        2,571.47       95.44
     7/10/01            Sell          10,000      ELOTC          eLot, Inc         0.24        2,320.09       79.83
     7/10/01            Sell          16,300      ELOTC          eLot, Inc         0.24        3,775.77      136.09
     7/10/01            Sell           2,000      ELOTC          eLot, Inc         0.22          425.08       14.90
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.22          106.26        3.73
     7/10/01            Sell           5,000      ELOTC          eLot, Inc         0.24        1,160.04       39.92
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.21          101.23        3.76
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.21          101.23        3.76
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.24          116.00        3.99
     7/10/01            Sell             100      ELOTC          eLot, Inc         0.21           20.24        0.75
     7/10/01            Sell           2,000      ELOTC          eLot, Inc         0.24          464.01       15.97
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.24          115.39        4.60
     7/10/01            Sell          30,072      ELOTC          eLot, Inc         0.24        6,965.00      251.07
     7/10/01            Sell           7,000      ELOTC          eLot, Inc         0.24        1,624.06       55.88
     7/10/01            Sell          20,000      ELOTC          eLot, Inc         0.24        4,640.17      159.67
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.22          106.26        3.73
     7/10/01            Sell          17,345      ELOTC          eLot, Inc         0.24        4,026.28      138.54
     7/10/01            Sell          10,000      ELOTC          eLot, Inc         0.22        2,125.40       74.52
     7/10/01            Sell           5,000      ELOTC          eLot, Inc         0.24        1,160.04       39.92

     7/10/01            Sell          20,000      ELOTC          eLot, Inc         0.22        4,250.81      149.04
     7/10/01            Sell          10,041      ELOTC          eLot, Inc         0.21        2,033.07       75.46
     7/10/01            Sell           3,000      ELOTC          eLot, Inc         0.21          607.42       22.55
     7/10/01            Sell             500      ELOTC          eLot, Inc         0.25          120.81        4.18
     7/10/01            Sell           6,000      ELOTC          eLot, Inc         0.24        1,392.05       47.90
     7/11/01            Sell             100      ELOTC          eLot, Inc         0.21           20.16        0.83
     7/11/01            Sell           2,000      ELOTC          eLot, Inc         0.21          404.03       15.95
     7/11/01            Sell           1,100      ELOTC          eLot, Inc         0.21          222.44        8.55
     7/11/01            Sell           9,600      ELOTC          eLot, Inc         0.21        1,986.55       77.38
     7/11/01            Sell           1,000      ELOTC          eLot, Inc         0.21          206.64        8.35
     7/11/01            Sell           2,000      ELOTC          eLot, Inc         0.21          404.43       15.55
     7/11/01            Sell             500      ELOTC          eLot, Inc         0.21          101.10        3.89
     7/11/01            Sell           5,000      ELOTC          eLot, Inc         0.21        1,011.09       38.87
     7/11/01            Sell           5,000      ELOTC          eLot, Inc         0.21        1,036.40       63.56
     7/11/01            Sell           8,237      ELOTC          eLot, Inc         0.21        1,661.40       68.31
     7/11/01            Sell           3,000      ELOTC          eLot, Inc         0.21          605.09       24.88
     7/11/01            Sell           8,000      ELOTC          eLot, Inc         0.21        1,613.60       66.34
     7/11/01            Sell           5,000      ELOTC          eLot, Inc         0.21        1,011.09        3.87
     7/11/01            Sell           5,000      ELOTC          eLot, Inc         0.21        1,011.09       38.87
     7/11/01            Sell             500      ELOTC          eLot, Inc         0.22           74.99       35.00
     7/11/01            Sell             100      ELOTC          eLot, Inc         0.22           20.68        0.81
     7/11/01            Sell             100      ELOTC          eLot, Inc         0.22           20.68        0.81
     7/11/01            Sell           5,000      ELOTC          eLot, Inc         0.21        1,011.09       38.87
     7/11/01            Sell           1,000      ELOTC          eLot, Inc         0.22          206.93        8.06
     7/11/01            Sell           6,000      ELOTC          eLot, Inc         0.21        1,212.10       47.85
     7/11/01            Sell           2,000      ELOTC          eLot, Inc         0.21          404.03       15.95
     7/11/01            Sell             500      ELOTC          eLot, Inc         0.21          101.00        3.99
     7/11/01            Sell          15,242      ELOTC          eLot, Inc         0.22        3,149.67      127.25
     7/11/01            Sell           1,000      ELOTC          eLot, Inc         0.21          202.01        7.98
     7/11/01            Sell             500      ELOTC          eLot, Inc         0.21          100.84        4.15
     7/11/01            Sell           4,000      ELOTC          eLot, Inc         0.21          808.07       31.90
     7/11/01            Sell           1,000      ELOTC          eLot, Inc         0.21          202.22        7.77
     7/11/01            Sell           5,000      ELOTC          eLot, Inc         0.22        1,034.66       40.30
     7/11/01            Sell          10,000      ELOTC          eLot, Inc         0.21        2,022.20        7.73
     7/11/01            Sell             800      ELOTC          eLot, Inc         0.22          165.54        6.45
     7/11/01            Sell           5,000      ELOTC          eLot, Inc         0.21        1,011.09       38.87
     7/11/01            Sell           9,538      ELOTC          eLot, Inc         0.21        1,928.78       74.13
     7/11/01            Sell           9,600      ELOTC          eLot, Inc         0.21        1,941.31       74.62
     7/11/01            Sell             100      ELOTC          eLot, Inc         0.21           20.19        0.80
     7/11/01            Sell             500      ELOTC          eLot, Inc         0.21          101.10        3.89
     7/11/01            Sell           7,328      ELOTC          eLot, Inc         0.22        1,516.39       59.07
     7/11/01            Sell           8,752      ELOTC          eLot, Inc         0.21        1,768.05       69.80
     7/11/01            Sell           2,500      ELOTC          eLot, Inc         0.22          517.33       20.15
     7/11/01            Sell           4,000      ELOTC          eLot, Inc         0.22          826.57       33.40
     7/11/01            Sell           1,000      ELOTC          eLot, Inc         0.22          206.64        8.35
     7/11/01            Sell             500      ELOTC          eLot, Inc         0.21          101.00        3.99
     7/11/01            Sell             500      ELOTC          eLot, Inc         0.22          103.63        6.36
     7/12/01            Sell             500      ELOTC          eLot, Inc         0.23          110.25        4.74
     7/12/01            Sell           5,600      ELOTC          eLot, Inc         0.23        1,234.78       53.17
     7/12/01            Sell             500      ELOTC          eLot, Inc         0.22          105.22        4.77
     7/12/01            Sell             732      ELOTC          eLot, Inc         0.23          157.65        7.04
     7/12/01            Sell             500      ELOTC          eLot, Inc         0.22          105.22        4.77
     7/12/01            Sell             200      ELOTC          eLot, Inc         0.22           42.08        1.91
     7/12/01            Sell           8,228      ELOTC          eLot, Inc         0.22        1,731.67       78.42
     7/12/01            Sell          10,000      ELOTC          eLot, Inc         0.22        2,101.03       98.89
     7/12/01            Sell           1,300      ELOTC          eLot, Inc         0.24          279.47       32.51
     7/12/01            Sell           4,700      ELOTC          eLot, Inc         0.23        1,012.28       45.18
     7/12/01            Sell           3,100      ELOTC          eLot, Inc         0.22          652.44       29.53
     7/12/01            Sell           2,100      ELOTC          eLot, Inc         0.23          452.29       20.19
     7/12/01            Sell             500      ELOTC          eLot, Inc         0.22          105.05        4.94
     7/12/01            Sell             500      ELOTC          eLot, Inc         0.24           84.95       35.04
     7/12/01            Sell             500      ELOTC          eLot, Inc         0.24          107.48       12.51
     7/12/01            Sell             500      ELOTC          eLot, Inc         0.23          110.24        4.75
     7/12/01            Sell             454      ELOTC          eLot, Inc         0.22           95.38        4.49
     7/12/01            Sell           2,000      ELOTC          eLot, Inc         0.23          430.75       19.23
     7/12/01            Sell           2,000      ELOTC          eLot, Inc         0.23          430.77       19.21
     7/12/01            Sell           1,300      ELOTC          eLot, Inc         0.23          279.99       12.50
     7/12/01            Sell          10,000      ELOTC          eLot, Inc         0.23        2,195.12      104.80
     7/12/01            Sell             100      ELOTC          eLot, Inc         0.23           21.53        0.96

     7/12/01            Sell           8,020      ELOTC          eLot, Inc         0.23        1,768.30       76.14
     7/13/01            Sell           7,000      ELOTC          eLot, Inc         0.24        1,607.98       71.96
     7/13/01            Sell           5,000      ELOTC          eLot, Inc         0.24        1,148.56       51.40
     7/13/01            Sell             500      ELOTC          eLot, Inc         0.24           87.37       35.12
     7/13/01            Sell           5,000      ELOTC          eLot, Inc         0.25        1,147.30       52.66
     7/13/01            Sell             500      ELOTC          eLot, Inc         0.24          114.72        5.27
     7/13/01            Sell           1,642      ELOTC          eLot, Inc         0.24          376.77       17.29
     7/13/01            Sell           3,800      ELOTC          eLot, Inc         0.24          871.94       40.02
     7/16/01            Sell             500      ELOTC          eLot, Inc         0.24           89.79       35.20
     7/17/01            Sell           1,000      ELOTC          eLot, Inc         0.24          231.76        8.23
     7/17/01            Sell           5,000      ELOTC          eLot, Inc         0.24        1,158.83       41.13
     7/17/01            Sell           5,000      ELOTC          eLot, Inc         0.24        1,158.83       41.13
     7/17/01            Sell             400      ELOTC          eLot, Inc         0.24           92.70        3.29
     7/17/01            Sell           5,000      ELOTC          eLot, Inc         0.24        1,158.30       41.13
     7/17/01            Sell          23,000      ELOTC          eLot, Inc         0.24        5,330.62      189.19
     7/17/01            Sell           4,068      ELOTC          eLot, Inc         0.24          942.82       33.46
     7/17/01            Sell           2,000      ELOTC          eLot, Inc         0.24          463.53       16.45
     7/17/01            Sell          10,000      ELOTC          eLot, Inc         0.24        2,317.66       82.26
     7/17/01            Sell             400      ELOTC          eLot, Inc         0.24           92.70        3.29
     7/17/01            Sell             500      ELOTC          eLot, Inc         0.24          115.88        4.11
     7/17/01            Sell             100      ELOTC          eLot, Inc         0.24           23.17        0.82
     7/17/01            Sell             600      ELOTC          eLot, Inc         0.24          139.05        4.94
     7/17/01            Sell             100      ELOTC          eLot, Inc         0.24           23.17        0.82
     7/18/01            Sell           5,000      ELOTC          eLot, Inc         0.24        1,133.20       66.76
     7/18/01            Sell             500      ELOTC          eLot, Inc         0.24          113.31        6.68
     7/19/01            Sell             100      ELOTC          eLot, Inc         0.24            0.00       23.99
     7/20/01            Sell           4,400      ELOTC          eLot, Inc         0.24        1,011.31       44.65
     7/20/01            Sell           2,041      ELOTC          eLot, Inc         0.24          469.11       20.71
     7/20/01            Sell           2,000      ELOTC          eLot, Inc         0.22          424.22       15.76
     7/20/01            Sell             200      ELOTC          eLot, Inc         0.24           45.96        2.03
     7/20/01            Sell          10,000      ELOTC          eLot, Inc         0.22        2,121.11       78.81
     7/20/01            Sell           9,100      ELOTC          eLot, Inc         0.24        2,105.93       77.99
     7/20/01            Sell             200      ELOTC          eLot, Inc         0.24           45.96        2.03
     7/20/01            Sell             500      ELOTC          eLot, Inc         0.24          115.71        4.28
     7/20/01            Sell             300      ELOTC          eLot, Inc         0.24           69.42        2.57
     7/20/01            Sell             200      ELOTC          eLot, Inc         0.24           46.03        1.96
     7/20/01            Sell          14,432      ELOTC          eLot, Inc         0.24        3,321.95      141.61
     7/20/01            Sell          25,000      ELOTC          eLot, Inc         0.24        5,785.58      214.22
     7/20/01            Sell             500      ELOTC          eLot, Inc         0.22          106.05        3.94
     7/20/01            Sell             200      ELOTC          eLot, Inc         0.24           45.96        2.03
     7/20/01            Sell           4,500      ELOTC          eLot, Inc         0.22          954.49       35.47
     7/20/01            Sell           2,300      ELOTC          eLot, Inc         0.24          528.64       23.34
     7/20/01            Sell             600      ELOTC          eLot, Inc         0.24          137.90        6.09
     7/20/01            Sell          10,088      ELOTC          eLot, Inc         0.22          213.77       79.51
     7/20/01            Sell           1,000      ELOTC          eLot, Inc         0.24          229.84       10.15
     7/20/01            Sell          10,000      ELOTC          eLot, Inc         0.22        2,121.11       78.81
     7/20/01            Sell             200      ELOTC          eLot, Inc         0.24           46.28        1.71
     7/20/01            Sell             700      ELOTC          eLot, Inc         0.24          160.89        7.10
     7/20/01            Sell           1,000      ELOTC          eLot, Inc         0.24          229.84       10.15